Exhibit 99.1

3-305 Industrial Parkway South
Aurora, Ontario, Canada, L4G 6X7
Phone: (905) 841-2300
Fax: (905) 841-2244
Web: www.helixbiopharma.com
March 16, 2009
WKN: 918 846
N E W S  R E L E A S E

HELIX BIOPHARMA RECEIVES APPROVAL TO INITIATE
PHASE II PHARMACOKINETIC CLINICAL STUDY
OF TOPICAL INTERFERON ALPHA-2b IN PATIENTS WITH
LOW-GRADE CERVICAL LESIONS

(AURORA, Ontario) – Helix BioPharma Corp. (TSX, FSE: “HBP”) announced that it has received the necessary regulatory approvals in Germany to initiate its planned Phase II pharmacokinetic study of Topical Interferon Alpha-2b in patients with low-grade cervical lesions.

The clinical study was designed, as mandated by regulatory authorities, to gather data on the absorption and elimination profile of Topical Interferon Alpha-2b in patients with low-grade cervical lesions, in addition to further data on its safety and efficacy.  Depending on the data generated in the study, it is expected that interim results, which Helix anticipates will be received during its fiscal fourth quarter 2009, will allow the company to proceed with its planned regulatory filings in the U.S. and Europe respectively for its future Phase IIb and Phase III pivotal efficacy trials for this indication.

 “This clinical study will build upon our previous clinical findings and increase our understanding of the drug’s pharmacokinetic profile in patients with low-grade cervical lesions,” said John Docherty, president of Helix BioPharma.  “Receiving the necessary approvals to commence this study is a significant step as we continue to advance the clinical development of Topical Interferon Alpha-2b for this important therapeutic indication.”

About the Clinical Study
The primary objective of the clinical study is to determine the multiple-dose pharmacokinetic profile of Topical Interferon Alpha-2b following intravaginal application every other day of a total of 14 doses of the cream.  Following the pharmacokinetic portion of the trial, assessment of efficacy and safety parameters will continue until 35 doses of the cream have been applied. As such, the clinical study is designed to also provide support for the dosing regimen intended to be applied in the future to U.S. Phase IIb and European Phase III pivotal efficacy trials for this indication.

The clinical study will be an open-label, single-arm trial in 28 female patients.  Eligible women will be between 18 and 45 years of age and will present with a cytological diagnosis of Pap IIID, a colposcopic diagnosis of mild to moderate cervical dysplasia and confirmed human papilloma virus (“HPV”) positive status.

The clinical study will be conducted under the direction of Prof. Dr. med. Achim Schneider M.P.H., a world expert in the field of cervical cancer and Director of the Department of Gynecology at the Charité University Hospital in Berlin, Germany.  The clinical portion of the study is expected to be completed during the first half of the 2010 calendar year.

About Topical Interferon Alpha-2b
Interferon alpha-2b is an immune system modulator that is active against a variety of HPV-induced lesions. Interferon alpha-2b is thought to function by triggering an antiviral response within infected cells, by activating certain intracellular enzymes which cause degradation of viral RNA, and by mobilizing the body’s natural immune system to destroy the infected cells. Interferon alpha-2b, which has been commercially available for over 20 years, has been widely used by physicians as a treatment for certain HPV induced lesions, but is not generally favored due to the fact that conventional administration requires painful intradermal injection by a medical professional. Furthermore, intradermal injection is restricted to visible lesion administration, while HPV infection is often characterized by both visible and non-visible (i.e., sub-clinical) lesions.  Helix’s Topical Interferon Alpha-2b is expected to offer a safe, discreet, self-administered, pain-free therapy that can be broadly applied across a wide treatment surface area. Helix anticipates that this will prove highly advantageous not only from a patient compliance perspective, but also from an efficacy standpoint, by offering a new means of targeting both visible and sub-clinical lesions and treating cervical infection that was previously impractical to treat via injection.

About Helix BioPharma Corp.

Helix BioPharma Corp. is a biopharmaceutical company specializing in the field of cancer therapy.  The Company is actively developing innovative products for the prevention and treatment of cancer based on its proprietary technologies.  Helix’s product development initiatives include its Topical Interferon Alpha-2b and its novel L-DOS47 new drug candidate.  Helix is listed on the TSX under the symbol “HBP”.

For further information contact:

    Investor & Media Relations
    Ian Stone                                                                             Robert Flamm, Ph.D.
    Russo Partners LLC                                                           Russo Partners LLC
    Tel:    (619) 528-2220                                                          Tel:  (212) 845-4226
    Fax:    (619) 528-2297                                                          Email:  robert.flamm@russopartnersllc.com
    Email: ian.stone@russopartnersllc.com                         www.russopartnersllc.com

This News Release contains certain forward-looking statements and information regarding the Company’s planned pharmacokinetic study of, and regulatory filings and clinical development program for, Topical Interferon Alpha-2b, which statements and information can be identified by the use of forward-looking terminology such as “planned”, “expectations”, “intend”, “future”, “objective”, “designed to”,  “expected”, “anticipates” or variations thereof, or that events “will” occur, or comparable terminology referring to future events or results. Forward looking statements and information are statements and information about the future and are inherently uncertain, and Helix’s actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous risk factors, including without limitation, the risk that the pharmacokinetic study data, interim or otherwise, may not be available within anticipated time frames or may fail to meet expectations, which could adversely affect Helix’s anticipated timing or occurrence of planned regulatory filings, and/or would have a material adverse effect on the further development of Topical Interferon Alpha-2b at all; uncertainty whether Topical Interferon Alpha-2b will be successfully developed and commercialized at all; the need for additional studies and clinical trials, the occurrence and success of which cannot be assured; the risk that many new drugs fail in later studies and clinical trials; the risk of unexpected side effects; product liability and insurance risks; research & development risks; the risk of technical obsolescence; the need for further regulatory approvals, which may not be obtained in a timely manner, on conditions acceptable to the Company, for the full scope of the application, or at all; intellectual property risks, including the risk that three patents are expiring in 2013 and patent applications currently pending may not result in issued patents, the failure of which may adversely affect the further development of Topical Interferon Alpha-2b; manufacturing risks; the effect of competition; uncertainty of the size and existence of a market opportunity for Topical Interferon Alpha-2b;  Helix’s need for additional future capital in order to be able to conduct its planned Phase IIb/III efficacy trials and any further development of Topical Interferon Alpha-2b, which may not be available in a timely manner or at all; the risk that Schering Corporation, which holds an option to license Topical Interferon Alpha-2b and has supplied interferon alpha-2b to Helix for use in its development program, may determine not to supply Helix with further quantities of the active ingredient, and a long-term supply of interferon alpha-2b may not be available to the Company on acceptable terms or at all; as well as a description of other risks and uncertainties affecting Helix and its business, as contained in the Company’s Annual Information Form, Form 20-F, and other filings with the Canadian Securities Regulatory Authorities or the U.S. Securities and Exchange Commission, any of which could cause actual results to vary materially from current results or Helix’s anticipated future results.  Forward-looking statements and information are based on the beliefs, assumptions, opinions and expectations of Helix’s management at the time they are made, and Helix does not assume any obligation to update any forward-looking statement or information should those beliefs, assumptions, opinions or expectations, or other circumstances change, except as required by law.

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